Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

August 18, 2022

VIA EDGAR

Ms. Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management,

Disclosure Review and Accounting Office

New York Regional Office

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Re: Eaton Vance Funds - Sarbanes-Oxley Review

Dear Ms. Miller,

Thank you for your oral comments provided on July 20, 2022 regarding your review, pursuant to the Sarbanes-Oxley Act of 2002, of the financial statements contained in the reports to shareholders, as well as related disclosures in the prospectuses and other filings of the Eaton Vance open-end and closed-end funds listed on Appendix A, attached hereto (each, a “Fund” or “Portfolio,” as applicable, and, collectively, the “Funds” or “Portfolios,” as applicable). Your comments are summarized below to the best of our understanding, followed by the Funds’ responses. Unless otherwise noted, the responses relate to all Funds.

Comments and Responses

1.	Comment: Global Macro Portfolio, Emerging Markets Local Income Portfolio, Global Macro Absolute Return Advantage Portfolio and Global Opportunities Portfolio – Please explain why the weighted average is not shown for Level 3 fair value measurements in the financial statements in accordance with Accounting Standards Codification (“ASC”) ASC 820-10-50-2(bbb)(2)(i).

Response: The Portfolios respectfully note that in the table showing the Level 3 fair value measurements in the financial statements, each Portfolio held a type of investment that included either only one investment or two investments with the same percentage in the “Input” column of the table. These percentages were used in determining such investments’ fair value as of the date of the relevant Portfolio’s financial statements. For that reason, a weighted average (weighted by relative fair value) was not shown in the financial statements.

2.	Comment: Eaton Vance Greater India Fund, a series of Eaton Vance Special Investment Trust – The Staff notes that the Total Annual Fund Operating Expenses shown in the fee table in the Fund’s prospectus do not match the expense ratios included in the Fund’s financial highlights. In addition, there is no footnote to the fee table stating the amounts have been restated or were considered extraordinary. Please reconcile in correspondence the expense ratio in the financial highlights to the fee table. See Item 3, Instruction 2(d)(ii)(B) of Form N-1A.

Response: The Fund has reviewed the fee table in the Fund’s prospectus, as supplemented, as well as the Fund’s shareholder report.  In order to address the discrepancies noted by the Staff, the Fund will file a prospectus supplement.

3.	Comment: Parametric International Equity Fund, a series of Eaton Vance Mutual Funds Trust – Pursuant to the financial highlights, it appears that the Fund received income related to foreign tax reclaims. Please supplementally describe the accounting for any professional fees incurred and any interest income received related to such reclaims. Please also explain if any Internal Revenue Service (“IRS”) closing agreements are being sought by the Fund.
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Response: Professional fees incurred in pursuing foreign tax reclaims have been accounted for as an expense of the Fund. Additionally, as described in Note 1C to the Fund’s Financial Statements, interest income that the Fund received related to such tax reclaims was included with the tax reclaim amount and presented as “Other income” on the Fund’s Statement of Operations. Finally, the Fund has determined not to seek a closing agreement from the IRS since the amount of the foreign tax reclaims and related interest received was less than the foreign taxes paid by the Fund for the same fiscal year and could be netted pursuant to the Netting Method under IRS Notice 2016-10.

4.	Comment: Eaton Vance Emerging Markets Debt Fund, a series of Eaton Vance Mutual Funds Trust – The Staff noted disclosure of a significant ownership position in the Fund in connection with its review of the Fund’s financial statements. Please consider creating a separate risk category in the Fund’s prospectus for large shareholder risk or shareholder concentration risk given the size of the ownership position in the Fund.

Response: The Fund will consider adding large shareholder risk disclosure in connection with its next annual prospectus update. The Fund will consider the nature of any large shareholder concentration and the degree to which large shareholder concentration may be considered a principal risk of investing in the Fund.

5.	Comment: Eaton Vance Emerging Markets Debt Fund, Parametric Commodity Strategy Fund and Eaton Vance Global Macro Absolute Return Fund, each a series of Eaton Vance Mutual Funds Trust – Please disclose information as to long purchases of futures contracts separately from information as to futures contracts sold short. See Regulation S-X 12-13A 1.

Response: Pursuant to Regulation S-X 12-13A 1, the Funds confirm that futures contracts, as presented in the futures contracts table in each Fund’s shareholder report, were generally sorted to group long purchases of futures contracts first, followed by futures contracts sold short. However, in the case of Eaton Vance Global Macro Absolute Return Fund, for instance, which had futures contracts with multiple risk types, such groupings were made at the risk type-level in order to ensure consistency with the Fund’s note regarding financial instruments in the Notes to Financial Statements. The Funds will consider whether this disclosure could be further clarified in future shareholder reports.

6.	Comment: Eaton Vance Income Fund of Boston, a series of Eaton Vance Series Trust II – The Staff noted that the Fund declares dividends daily and pays distributions monthly and paid a return of capital. On a prospective basis, please include a discussion of the extent to which the Fund’s distribution policy resulted in distributions of capital or impacted the Fund’s investment strategies and per share net asset value during the last fiscal year. See Form N-1A, Item 27(b)(7)(iii).

Response: The Fund notes that, although it intends to pay distributions monthly, it does not have a policy of maintaining distributions at a specified level. The Fund notes, however, that it did include the following disclosure in note 2 to the Fund’s notes to financial statements included in its semiannual report dated April 30, 2022: “…For the six months ended April 30, 2022, management estimates that a portion of distributions for the period will be a tax return of capital. The final determination of tax characteristics of the Fund’s distributions will occur at the end of the year and will be reported to the shareholders.”

7.	Comment: Global Macro Absolute Return Portfolio and Global Macro Capital Opportunities Portfolio – Please explain why payments made by affiliates to the Funds have not been separately disclosed in the Statement of Operations. See ASC 946-20-05-2 and ASC 946-20-45-1.

Response: The Portfolios note that payments in the amount of approximately $12,664 and $5,091 for Global Macro Absolute Return Portfolio and Global Macro Capital Opportunities Portfolio, respectively, were as a result of trade errors. Thus, these payments did not meet the criteria described at ASC 946-20-05-2 and, accordingly, the presentation of such disclosures, as described in ASC 946-20-45-1, was not required. Furthermore, the Portfolios believe the amounts of such payments by an affiliate were de minimus in nature and did not warrant additional disclosure.

8.	Comment: The Staff noted that certain of the Funds have a portfolio transaction fee. Please explain in correspondence how the applicable Funds’ portfolio transaction fees (disclosed in such Funds’ financial statements) are disclosed in such Funds’ prospectus.

Response: The prospectus for Funds which invest in a Portfolio that is subject to portfolio transaction fees includes the following disclosure under the heading “Use of Hub and Spoke Structure” in the section “Investment Objective & Principal Policies and Risks”:

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“The Portfolio seeks to transact with its investors on a basis that protects the Portfolio (and, indirectly, other investors in the Portfolio) against the costs of accommodating investor inflows and outflows. The Portfolio does this by imposing a fee (“Portfolio Transaction Fee”) on inflows and outflows by Portfolio investors, sized to cover the estimated cost to the Portfolio of, in connection with issuing interests, converting the cash and/or other instruments it receives to the desired composition and, in connection with redeeming its interests, converting Portfolio holdings to cash and or/other instruments to be distributed. Portfolio Transaction Fees apply to all investors in the Portfolio in the same manner to avoid discrimination among Portfolio investors.

The amount of Portfolio Transaction Fees may vary over time, depending on estimated trading costs, processing costs and other considerations. The Portfolio generally imposes higher Portfolio Transaction Fees on cash transactions than on in-kind contributions and distributions. In all cases, the Portfolio Transaction Fee is limited to amounts that have been authorized by the Board of Trustees and determined by Eaton Vance to be appropriate. The maximum Portfolio Transaction Fee imposed is 2% of the amount of the contribution or withdrawal.”

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If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8878.

Very truly yours,

/s/ Michael P. Keane

Michael P. Keane

cc:   Jordan M. Beksha, Esq.

       Sarah Clinton, Esq.

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Appendix A

Trust	Adviser	Fiscal Year End	Registration Number	Fund
EATON VANCE SERIES TRUST II	Eaton Vance Management	10.31.21	811-02258	Eaton Vance Income Fund of Boston
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	10.31.21	811-04015	Eaton Vance Tax-Managed Value Fund
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	10.31.21	811-04015	Eaton Vance Floating-Rate Fund
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	10.31.21	811-04015	Eaton Vance Tax-Managed Small-Cap Fund
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	10.31.21	811-04015	Eaton Vance Tax-Managed Equity Asset Allocation Fund
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	10.31.21	811-04015	Eaton Vance Global Small-Cap Equity Fund
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	10.31.21	811-04015	Eaton Vance Floating-Rate Advantage Fund
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	10.31.21	811-04015	Eaton Vance High Income Opportunities Fund
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	10.31.21	811-04015	Eaton Vance Tax-Managed Multi-Cap Growth Fund
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	10.31.21	811-04015	Eaton Vance Tax-Managed Global Dividend Income Fund
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	10.31.21	811-04015	Eaton Vance Floating-Rate & High Income Fund
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	10.31.21	811-04015	Eaton Vance Short Duration High Income Fund
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	10.31.21	811-04015	Eaton Vance Short Duration Strategic Income Fund
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	10.31.21	811-04015	Parametric Tax-Managed International Equity Fund
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	10.31.21	811-04015	Eaton Vance Emerging and Frontier Countries Equity Fund
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	10.31.21	811-04015	Eaton Vance Emerging Markets Local Income Fund
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	10.31.21	811-04015	Eaton Vance Global Bond Fund
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	10.31.21	811-04015	Eaton Vance Multi-Asset Credit Fund
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	10.31.21	811-04015	Eaton Vance Government Opportunities Fund
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	10.31.21	811-04015	Eaton Vance Global Macro Absolute Return Fund
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	10.31.21	811-04015	Eaton Vance Short Duration Government Income Fund
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	10.31.21	811-04015	Eaton Vance Global Macro Absolute Return Advantage Fund
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	10.31.21	811-04015	Eaton Vance Global Income Builder Fund
Global Macro Portfolio	Boston Management and Research	10.31.21	811-08342	Global Macro Portfolio
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Trust	Adviser	Fiscal Year End	Registration Number	Fund
HIGH INCOME OPPORTUNITIES PORTFOLIO	Boston Management and Research	10.31.21	811-08464	HIGH INCOME OPPORTUNITIES PORTFOLIO
SENIOR DEBT PORTFOLIO	Boston Management and Research	10.31.21	811-08876	Senior Debt Portfolio (MA)
Tax-Managed Multi-Cap Growth Portfolio	Boston Management and Research	10.31.21	811-09837	TAX MANAGED MULTI CAP GROWTH PORTFOLIO
EATON VANCE FLOATING RATE PORTFOLIO/MA	Boston Management and Research	10.31.21	811-09987	Eaton Vance Floating Rate Portfolio
TAX MANAGED SMALL CAP PORTFOLIO	Boston Management and Research	10.31.21	811-10065	TAX MANAGED SMALL CAP PORTFOLIO
Tax-Managed Value Portfolio	Boston Management and Research	10.31.21	811-10387	Tax-Managed Value Portfolio
Tax-Managed International Equity Portfolio	Boston Management and Research	10.31.21	811-10389	Tax-Managed International Equity Portfolio
Emerging Markets Local Income Portfolio	Boston Management and Research	10.31.21	811-22048	Emerging Markets Local Income Portfolio
International Income Portfolio	Boston Management and Research	10.31.21	811-22049	International Income Portfolio
Global Opportunities Portfolio	Boston Management and Research	10.31.21	811-22350	Global Opportunities Portfolio
Global Macro Absolute Return Advantage Portfolio	Boston Management and Research	10.31.21	811-22424	Global Macro Absolute Return Advantage Portfolio
Global Macro Capital Opportunities Portfolio	Boston Management and Research	10.31.21	811-22896	Global Macro Capital Opportunities Portfolio
Eaton Vance NextShares Trust	Eaton Vance Management	10.31.21	811-22982	Eaton Vance Global Income Builder NextShares
Global Income Builder Portfolio	Boston Management and Research	10.31.21	811-23145	Global Income Builder Portfolio
EATON VANCE GROWTH TRUST	Boston Management and Research	11.30.21	811-01241	Eaton Vance Focused Global Opportunities Fund
EATON VANCE GROWTH TRUST	Boston Management and Research	11.30.21	811-01241	Eaton Vance International Small-Cap Fund
EATON VANCE SPECIAL INVESTMENT TRUST	Eaton Vance Management	12.31.21	811-01545	Eaton Vance Real Estate Fund (Liquidated on 5.27.21)
EATON VANCE SPECIAL INVESTMENT TRUST	Eaton Vance Management	12.31.21	811-01545	Eaton Vance Special Equities Fund
EATON VANCE SPECIAL INVESTMENT TRUST	Eaton Vance Management	12.31.21	811-01545	Eaton Vance Core Bond Fund
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Trust	Adviser	Fiscal Year End	Registration Number	Fund
EATON VANCE SPECIAL INVESTMENT TRUST	Eaton Vance Management	12.31.21	811-01545	Eaton Vance Small-Cap Fund
EATON VANCE SPECIAL INVESTMENT TRUST	Eaton Vance Management	12.31.21	811-01545	Eaton Vance Balanced Fund
EATON VANCE SPECIAL INVESTMENT TRUST	Eaton Vance Management	12.31.21	811-01545	Eaton Vance Growth Fund
EATON VANCE SPECIAL INVESTMENT TRUST	Eaton Vance Management	12.31.21	811-01545	Eaton Vance Dividend Builder Fund
EATON VANCE SPECIAL INVESTMENT TRUST	Eaton Vance Management	12.31.21	811-01545	Eaton Vance Greater India Fund
EATON VANCE SPECIAL INVESTMENT TRUST	Eaton Vance Management	12.31.21	811-01545	Eaton Vance Large-Cap Value Fund
EATON VANCE SERIES TRUST	Eaton Vance Management	12.31.21	811-02589	Eaton Vance Tax-Managed Growth Fund 1.0
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	12.31.21	811-04015	Eaton Vance Stock Fund
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	12.31.21	811-04015	Eaton Vance Tax-Managed Growth Fund 1.1
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	12.31.21	811-04015	Parametric Commodity Strategy Fund
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	12.31.21	811-04015	Eaton Vance Tax-Managed Growth Fund 1.2
TAX-MANAGED GROWTH PORTFOLIO	Boston Management and Research	12.31.21	811-07409	TAX-MANAGED GROWTH PORTFOLIO
GREATER INDIA PORTFOLIO	Boston Management and Research	12.31.21	811-08340	GREATER INDIA PORTFOLIO
Core Bond Portfolio	Boston Management and Research	12.31.21	811-09833	Core Bond Portfolio
EATON VANCE VARIABLE TRUST	Eaton Vance Management	12.31.21	811-10067	Eaton Vance VT Floating-Rate Income Fund
Eaton Vance Enhanced Equity Income Fund II	Eaton Vance Management	12.31.21	811-21670	Eaton Vance Enhanced Equity Income Fund II
Stock Portfolio	Boston Management and Research	12.31.21	811-22336	Stock Portfolio
Eaton Vance NextShares Trust	Eaton Vance Management	12.31.21	811-22982	Eaton Vance Stock NextShares
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	1.31.22	811-04015	Eaton Vance Emerging Markets Debt Fund
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	1.31.22	811-04015	Parametric Emerging Markets Fund
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	1.31.22	811-04015	Parametric Volatility Risk Premium - Defensive Fund
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	1.31.22	811-04015	Parametric International Equity Fund
EATON VANCE MUNICIPALS TRUST II	Boston Management and Research	1.31.22	811-08134	Parametric TABS 10-to-20 Year Laddered Municipal Bond Fund
EATON VANCE MUNICIPALS TRUST II	Boston Management and Research	1.31.22	811-08134	Parametric TABS 1-to-10 Year Laddered Municipal Bond Fund
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Trust	Adviser	Fiscal Year End	Registration Number	Fund
EATON VANCE MUNICIPALS TRUST II	Boston Management and Research	1.31.22	811-08134	Parametric TABS Short-Term Municipal Bond Fund
EATON VANCE MUNICIPALS TRUST II	Boston Management and Research	1.31.22	811-08134	Parametric TABS 5-to-15 Year Laddered Municipal Bond Fund
EATON VANCE MUNICIPALS TRUST II	Boston Management and Research	1.31.22	811-08134	Eaton Vance High Yield Municipal Income Fund
EATON VANCE MUNICIPALS TRUST II	Boston Management and Research	1.31.22	811-08134	Parametric TABS Intermediate-Term Municipal Bond Fund
Eaton Vance Municipal Income 2028 Term Trust	Eaton Vance Management	1.31.22	811-22777	Eaton Vance Municipal Income 2028 Term Trust
Eaton Vance NextShares Trust II	Eaton Vance Management	1.31.22	811-22983	Eaton Vance TABS 5-to-15 Year Laddered Municipal Bond NextShares
5-to-15 Year Laddered Municipal Bond Portfolio	Boston Management and Research	1.31.22	811-23151	5-to-15 Year Laddered Municipal Bond Portfolio
EATON VANCE GROWTH TRUST	Boston Management and Research	2.28.22	811-01241	Eaton Vance Focused Value Opportunities Fund
EATON VANCE GROWTH TRUST	Boston Management and Research	2.28.22	811-01241	Eaton Vance Focused Growth Opportunities Fund
EATON VANCE MUTUAL FUNDS TRUST	Eaton Vance Management	2.28.22	811-04015	Parametric Dividend Income Fund
EATON VANCE INVESTMENT TRUST	Boston Management and Research	3.31.21	811-04443	Eaton Vance Floating-Rate Municipal Income Fund
EATON VANCE INVESTMENT TRUST	Boston Management and Research	3.31.21	811-04443	Eaton Vance National Limited Maturity Municipal Income Fund
EATON VANCE INVESTMENT TRUST	Boston Management and Research	3.31.21	811-04443	Eaton Vance New York Municipal Opportunities Fund
EATON VANCE INVESTMENT TRUST	Boston Management and Research	3.31.21	811-04443	Eaton Vance Short Duration Municipal Opportunities Fund
EATON VANCE LTD DURATION INCOME FUND	Eaton Vance Management	3.31.21	811-21323	EATON VANCE LTD DURATION INCOME FUND
Eaton Vance National Municipal Opportunities Trust	Eaton Vance Management	3.31.21	811-22269	Eaton Vance National Municipal Opportunities Trust
Eaton Vance Floating-Rate Income Trust	Eaton Vance Management	5.31.21	811-21574	Eaton Vance Floating-Rate Income Trust

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